Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

February 5, 2008

VIA EDGAR AND FEDEX

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:	Circor International, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Form 10-Q for the period ended September 30, 2007

Definitive Proxy Statement on Schedule 14A filed March 27, 2007

File No. 1-14962

Dear Mr. Decker:

This letter is submitted on behalf of Circor International, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of December 19, 2007 to Mr. Kenneth W. Smith, Chief Financial Officer of the Company (the “Comment Letter”).

For your reference, the text of the Staff’s comment is reproduced below in italics. The Company’s response to each comment immediately follows the reproduced text in regular typeface, with additional or revised disclosure in italics, as applicable.

Form 10-K for the Year Ended December 31, 2006

General

Comment 1:

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental responses what the revisions will look like. These revisions shall be included in your future filings, including your interim filings.

Response 1:

As requested, where a comment below requests additional disclosures or other revisions, where appropriate we show in our supplemental responses what the revisions will look like. These revisions will be included in future filings.

Note 14. Contingencies and Guarantees, page 85.

Comment 2:

You state on page 86 that your policy has been to accrue for any settlements only at such time as settlement is reasonably probably of occurring and the amount is estimable. It is unclear what is meant by reasonably probably. Please use the terms provided in paragraph 3 of SFAS 5 to describe the likelihood that future event or events will confirm the loss of the incurrence of a liability.

Response 2:

As corrected on the Company’s Form 10-Q for the period ended September 30, 2007, at page 14, our policy is “to accrue for claims at such time as resolution is probable and the cost is estimable.” As explained in detail below, the Company proposes to expand its disclosures in future filings, using the terms provided in paragraph 3 of SFAS 5.

Form 10-Q for the Period Ended September 30, 2007

Note 11. Commitments and Contingencies, page 13.

Comment 3:

We remind you that SAB Topic 5:Y states that product and environmental remediation liabilities typically are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please expand your disclosures in accordance with SAB Topic 5:Y and SFAS 5. Your disclosures should include the following:

•

Please disclose the amounts accrued for each matter or related matters separately as well as the amount of any additional estimated loss or range of loss that is reasonably possible. Refer to paragraphs 9 and 10 of SFAS 5. In this regard, we would expect to see these disclosures separately for Leslie Controls, Inc., Spence Engineering Company, Inc., and Hoke, Inc. Please also disclose the time frame over which accrued or presently unrecognized amounts may be paid out;

•

We note that you provide specific information in tables regarding the Leslie Controls, Inc. matters on page 14. Please provide similar applicable information separately for the matters related to Spence Engineering Company, Inc. and Hoke, inc. Your disclosures indicate that to date your insurers have paid all of the costs associated with the defense and settlement costs for Spence Engineering Company, Inc. and Hoke, Inc. Please disclose whether there are any specific concerns or uncertainties as to whether your insurance carriers will pay all future defense and settlement costs. Please disclose the terms and any material limitations of this insurance coverage as well as your ability to seek recovery from these insurance carriers. Please disclose the extent to which any unrecognized contingent losses are expected to be recoverable through insurance. Please refer to Question 2 of SAB Topic 5:Y;

•	Please disclose the average settlement amount per claim separately for Leslie Controls, Inc., Spence Engineering Company, Inc., and Hoke, Inc. Refer to Question 3 of SAB Topic 5:Y;

•

You disclose that as of September 30, 2007 you believe that the aggregate amount of indemnity remaining on Leslie Controls, Inc.’s primary layer of insurance was approximately $11.0 million. You also believe that available excess insurance beyond the primary layer is limited. You further indicate that if the primary insurance layer were exhausted, Leslie Controls, Inc. would likely become responsible for a substantial majority of any defense and indemnity costs. Please further expand your disclosure to disclose the levels of excess insurance that are currently available. Please also provide additional insight as to the likelihood that you will exhaust both the primary and excess insurance as well as the expected timeframe of when this could occur based on past trends;

•

You state that you believe that the payments of any litigation-related asbestos liabilities of Leslie Controls, Inc. are legally limited to the net assets of that subsidiary. Please expand your disclosure to address your legal basis for this belief; and

•	Please provide all of the disclosures requested by SFAS 5 and SAB Topic 5:Y for any matters in addition to the above.

Response 3:

The Company proposes to expand its disclosures in future filings to address each of the bullet points listed in the Comment Letter. As explained further below, to date only a small number of asbestos-related claims have been filed against Spence Engineering Company, Inc. and Hoke, Inc. Given the small number of claims and the adequacy of insurance coverage, we do not believe that asbestos-related claims will have a material adverse effect on the financial condition, results of operations, or cash flows of either Spence or Hoke. Accordingly, these expanded disclosures pertain only to our subsidiary Leslie Controls, Inc. The following is our proposed form of disclosure, to be provided in our Form 10-K for the year ended December 31, 2007. We have utilized (“XX”) as a place holder for various amounts; of course, the Company’s next filing will include the then-current data into this format:

Like many other manufacturers of fluid control products, our subsidiary Leslie Controls, Inc. (“Leslie”), which we acquired in 1989, has been and continues to be named as a defendant in product liability actions brought on behalf of individuals who seek compensation for their alleged exposure to airborne asbestos fibers. In some instances, we also have been named individually and/or as alleged successor in interest in these cases. As of December 31, 2007, Leslie was a named defendant in approximately [XXX] active, unresolved asbestos-related claims filed in California, Texas, New York, Massachusetts, Connecticut, and 27 other states (excluding Mississippi). Of these claims, approximately [XXX] involve claimants allegedly suffering from (or the estates of decedents who allegedly died from) mesothelioma, a fatal malignancy associated with asbestos exposure. In addition, Leslie was also a named defendant in approximately 5,200 unresolved asbestos-related claims filed in Mississippi. Since 2004, however, the Mississippi Supreme Court has interpreted joinder rules more strictly, and the state legislature enacted a tort reform act under which each plaintiff must independently satisfy venue provisions, thus preventing thousands of out-of-state claimants from tagging onto a single in-state plaintiff’s case. As a result of these changes, Mississippi state court judges since 2004 have severed and dismissed tens of thousands of out-of-state asbestos claims against numerous defendants including Leslie. We continue to expect that most of the remaining Mississippi claims against Leslie will be dismissed as well. While it is possible that certain dismissed claims could be re-filed in Mississippi or in other jurisdictions, any such re-filings likely would be made on behalf of one or a small number of related individuals who could demonstrate actual injury and some connection to Leslie’s products.

Leslie’s asbestos-related claims generally involve its fluid control products. Leslie management believes that any asbestos was incorporated entirely within the product in a way that would not allow for any ambient asbestos during normal operation or during normal inspection and repair procedures. Leslie and its insurers’ general strategy has been to vigorously defend these cases. Nevertheless, while we strongly believe that exposure to Leslie’s products has not caused asbestos-related illness to any plaintiff, there is no assurance that juries or courts will not reach a different conclusion in particular cases. Leslie has resolved a number of asbestos-related claims over the past few years and continues to do so for strategic reasons, including avoiding defense costs and the possible risk of excessive verdicts. The amounts expended on asbestos-related claims in any year may be impacted by the number of claims filed, the volume of pre-trial proceedings, and the numbers of trials and settlements. To date, Leslie’s defense and resolution of these asbestos-related claims have not had a material adverse effect on our financial condition, results of operations, or cash flows.

During our 2007 fiscal year Leslie resolved a total of XX asbestos cases for an aggregate indemnity amount of $X.X million, of which 71% or $X.X million was paid by insurance. (Leslie’s insurance coverage is further discussed below.) The following tables provide more specific information regarding Leslie’s claim activity and defense costs during each of the three years ended December 31, 2007 as well as the financial impact on the Company of the asbestos litigation for such periods (excluding open Mississippi cases that we anticipate will be dismissed):

For Year Ended December 31
	2007		2006		2005
Beginning open cases		XX		XX		XX
Cases filed		XX		XX		XX
Cases resolved and dismissed		XX		XX		XX
Ending open cases		XX		XX		XX

Ending open mesothelioma cases		XX		XX		XX

For Year Ended December 31
$US In Millions	2007		2006		2005
Settlement costs incurred	$	X.X	$	X.X	$	X.X
Adverse verdicts accrued		X.X		X.X		X.X
Open case accrual		X.X		X.X		X.X
Defense costs incurred		X.X		X.X		X.X
Insurance recoveries		X.X		X.X		X.X

Net pre-tax expense	$	X.X	$	X.X	$	X.X

Average pre-tax amount per case resolved and dismissed	$	X.X	$	X.X	$	X.X

The information reflected above includes a jury verdict rendered on October 12, 2007 by a Los Angeles state court jury that, if allowed to stand, would result in a liability to Leslie of approximately $2.5 million (29%, or approximately $0.7 million, would be paid by Leslie while insurance would pay the balance). Although Leslie accrued a liability in the third quarter of fiscal 2007 for this verdict, both Leslie and the other defendant against whom the judgment was rendered have appealed this verdict. We believe there are strong grounds for either significantly reducing the amount of the award or for requiring a new trial.

Leslie records an estimated liability associated with reported asbestos claims when it believes that a loss is both probable and can be reasonably estimated. In prior periods, with respect to its unresolved pending claims, Leslie did not believe that it had sufficient information to assess the likelihood of resolving such claims. Accordingly, until the fourth quarter of 2007, Leslie accrued for defense costs as incurred, and accrued for pending claims only when resolution of a particular claim was probable and the probable loss was estimable. As a practical matter, the claims accrual generally occurred close in time to when a settlement agreement for a particular claim was reached. In most cases, settlement payments are paid to claimants within thirty to sixty days of settlement. In the only two cases in which Leslie has received an adverse verdict, Leslie has accrued $X.X million for such claims at the time the adverse verdict was rendered. Leslie also recorded an insurance receivable of $X.X million to be paid by its insurers for these adverse verdicts. In both cases, Leslie has appealed the judgment rendered against it and Leslie is not at this time able to determine when or if those accrued amounts ultimately will be paid or not.

Over the last few years, Leslie has continued to accumulate data associated with its asbestos claims. During the fourth quarter of 2007, we performed a detailed review of our Leslie asbestos matters. This review, among other items, included an assessment of Leslie’s historical filed, resolved and dismissed claim rates. In conducting this review, certain factors caused us to determine that the likelihood of incurrence of indemnity costs for existing cases was now probable. The most significant of these factors include an escalation, commencing in 2006 and continuing in 2007, of the rate of claim resolutions and filings, as well as the incurrence, for the first time in 2007, of adverse jury verdicts. As part of our review of asbestos matters we engaged an independent firm specializing in estimating expected liabilities of mass tort claims to help us determine an estimate of Leslie’s asbestos-related liabilities. Because Leslie’s claims experience is both limited and variable this independent firm concluded that, any estimate of pending or future liabilities of Leslie’s asbestos claims would be highly uncertain from a statistical perspective. Leslie’s management has determined, however, that, by using its historical (albeit brief) average cost by disease classification in resolving closed claims, and by applying this information to the mix of current open claims as of December 31, 2007, it could make a reasonable estimate of the indemnity costs to be incurred in resolving such current open claims. Therefore, during the fourth quarter of 2007 Leslie recorded an additional liability of $X.X million for the estimated indemnity cost associated with resolution of its current open claims. Leslie expects that payment of the amounts accrued with respect to the open claims will be made by Leslie and its insurers over the next three years. The recording of this liability resulted in a pretax charge of $X.X million, net of insurance recoveries. A summary of Leslie’s unpaid existing asbestos claims and incurred asbestos defense cost liabilities and the related insurance recoveries is provided below.

As of December 31
	2007		2006
Existing claim settlement liability	$	X.X	$	X.X
Incurred defense cost liability		X.X		X.X
Insurance recoveries		X.X		X.X

Although Leslie believes its estimates are reasonable, such estimates are also highly uncertain, especially because Leslie’s claims history is relatively limited, very recent, and quite variable. Depending on future events, the actual costs of resolving these pending claims could be substantially higher or lower than the current estimate. Some of the more significant unknown or uncertain factors that will affect these costs going forward include:

•	the severity of the injuries alleged by each pending claimant;

•	increases or decreases in Leslie’s average settlement costs;

•	possible adverse or favorable jury verdicts;

•	rulings on unresolved legal issues in various jurisdictions that bear on Leslie’s legal liability;

•	the numbers of claims that will be dismissed with no indemnity payments;

•	the impact of potential changes in legislative or judicial standards in different jurisdictions;

•	the potential bankruptcies of other companies named as defendants in asbestos-related claims.

While the likelihood of future claims is probable, Leslie’s management cannot estimate the amount of new claims or the losses that may arise from such future claims. With respect to current claims, critical information is known regarding such factors as disease mix, jurisdiction and identity of plaintiff’s counsel. Such information is of course unknown with respect to any future claims, and Leslie’s management believes that the disease mix, jurisdictional information and plaintiff counsel identity associated with its current case experience, which has been both limited and variable, cannot reasonably be extrapolated to any future filings. Moreover, Leslie management believes that appellate actions recently commenced and currently pending in certain jurisdictions such as California, together with movements toward legislative and judicial reform in such jurisdictions may significantly alter the litigation landscape, thus affecting both the rate at which claims may be filed as well as the likelihood of incurring indemnity amounts on account of such future claims and the level of indemnity that may be incurred to resolve such claims.

To date, Leslie’s insurers have paid the vast majority of the costs associated with its defense and settlement of asbestos-related actions. Under Leslie’s current cost-sharing arrangements with its insurers, Leslie’s insurers pay 71% of defense and settlement costs associated with asbestos-related claims and Leslie is responsible for the remaining 29% of all such defense and indemnity costs. The amount of indemnity available under Leslie’s primary layer of insurance coverage is therefore reduced by 71% of any amounts paid through settlement or verdict. We believe that, as of December 31, 2007, the aggregate amount of indemnity remaining on Leslie’s primary layer of insurance was approximately $X.X million. Based on its current estimate of costs to resolve Leslie’s pending asbestos claims, Leslie’s management believes that this primary layer of insurance should be sufficient to cover such pending claims. As set forth above, we cannot estimate the amount of any liabilities associated with such future claims and therefore cannot reasonably estimate when and if the primary insurance may be eroded. In addition, Leslie has limited available excess insurance coverage. Some of this excess insurance, however, lies above layers of excess insurance written by insolvent insurers, which could affect when Leslie may be able to recover this excess insurance. Moreover, unlike primary policies under which defense costs do not erode policy limits, the terms of excess policies typically provide that covered defense costs do erode policy limits. As a result, if its primary insurance layer were exhausted, Leslie would likely become responsible for a substantial majority of any defense and indemnity costs, which could have a material adverse effect on our financial condition, results of operations, or cash flows.

We believe that payment of any litigation-related asbestos liabilities of Leslie (Leslie currently constitutes approximately 6% of the Company’s consolidated revenues and shareholders’ equity) is legally limited to the net assets of that subsidiary. This belief is based on the principle of American law that a shareholder (including a parent corporation) is generally not liable for an incorporated entity’s obligations.

Smaller numbers of asbestos-related claims have also been filed against two of our other subsidiaries—Spence Engineering Company, Inc. (“Spence”), the stock of which we acquired in 1984; and Hoke, Inc. (“Hoke”), the stock of which we acquired in 1998. We do not believe that asbestos-related claims will have a material adverse effect on the financial condition of either Spence or Hoke.

Definitive Proxy Statement on Schedule 14A Filed March 27, 2007

Setting Executive Compensation, page 11

Comment 4:

We note that Mr. Bloss’ total compensation appears based on a policy or decision that is materially different from the other named executive officers. In future filings, please revise to discuss Mr. Bloss’ compensation separately in your Compensation Discussion and Analysis. Refer to the last paragraph of Section II.B.1 of Commission Release No. 33-8732A.

Response 4:

The Company intends to revise its Compensation Discussion and Analysis in future filings to discuss Mr. Bloss’ compensation separately from other named executive officers.

Comment 5:

In future filings, please describe the specific advice provided by your compensation consultants. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response 5:

The Company respectfully submits that it believes its description of the role of its compensation consultants as written in the Company’s Proxy Statement filed March 27, 2007 is consistent with the rules of disclosure with regard to content. Furthermore, the Company respectfully submits that Item 407(e)(3)(iii) of Regulation S-K requires disclosure of, among other things, the nature and scope of a compensation consultant’s assignment and material instructions given by a company to the consultants with respect to the performance of their duties under the engagement but does not require disclosure of “specific advice” provided by its compensation consultants. The Company therefore believes that no additional disclosure is necessary with respect to its compensation consultants.

Performance-Based Annual Incentive Compensation, page 12

Comment 6:

You disclose on page 13 that the target cash bonus awards under your 2006 management bonus plan depend on the achievement of certain performance goals, including corporate performance, business unit and individual performance components. You have not specifically disclosed any specific target levels or objectives, however. Please tell us why you believe that disclosure of the target levels or objectives would cause you competitive harm, using the standard you would use if requesting confidential treatment.

Response 6:

The Company respectfully submits that, upon further evaluation of its 2006 performance bonus target levels and in light of recent guidance promulgated by the Commission, the Company will provide specific disclosure of its 2007 target levels and objectives in its future filings with the Commission.

* * * * *

As requested in the Comment Letter, the Company has acknowledged to us, and has granted us the authority to represent to the Commission on behalf of it, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1063 or by facsimile at (617) 523-1231.

Very truly yours,

Goodwin Procter LLP

By:  /s/    Andrew H. Goodman

        Andrew H. Goodman, Esq.

cc:	Alan J. Glass, Esq.

        Circor International, Inc.

David F. Dietz, Esq.

        Goodwin Procter LLP